SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                           CORNICHE GROUP INCORPORATED
                                (Name of Issuer)

 Series B Convertible Redeemable Preferred Stock, par value $.01 per share
                         (Title of Class of Securities)

                                       N/A
________________________________________________________________________________
                                 (CUSIP Number)

                                Joel San Antonio
                           c/o Warrantech Corporation
                               300 Atlantic Street
                               Stamford, CT 06901
                                 (203) 975-1100
________________________________________________________________________________
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  May 18, 1998
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules field in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 CUSIP No. [N/A]
________________________________________________________________________________
(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons:

                                Joel San Antonio
________________________________________________________________________________
(2) Check the Appropriate Box if a Member of a Group (See Instructions):
                  (a)[ ]
                  (b)[ ]
________________________________________________________________________________
(3)      SEC Use Only

________________________________________________________________________________
(4)      Source of Funds (See Instructions):  PF

________________________________________________________________________________
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e):   [ ]

________________________________________________________________________________
(6)      Citizenship or Place of Organization:       United States

________________________________________________________________________________
Number of Shares           (7)  Sole Voting Power:              600,000
Beneficially Owned         (8)  Shared Voting Power:            110,000
by Each Reporting          (9)  Sole Dispositive Power:         600,000
Person With:              (10)  Shared Dispositive Power:       110,000
________________________________________________________________________________
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  710,000

________________________________________________________________________________
(12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions):      [ ]
________________________________________________________________________________
(13)  Percent of Class Represented by Amount in Row (11):               49%*
________________________________________________________________________________

(14)   Type of Reporting Person (See Instructions):                      IN
________________________________________________________________________________

*Represents 49% of the Corporation's voting power. Mr. San Antonio holds 86% of the Series B Preferred Stock.

Item 1.       Security and Issuer.

              This Schedule 13D of Mr. Joel San Antonio relates to the 710,000 shares of Series B Convertible Redeemable Preferred Stock ("Series B Preferred Stock") purchased by Mr. San Antonio pursuant to the Stock Purchase Agreement, dated March 4, 1998 (the "Stock Purchase Agreement"), between the Company and Mr. San Antonio and the other the Initial Purchasers named therein. The Series B Preferred Stock vote as one class with the Common Stock and have ten votes per share, giving Mr. San Antonio over 49% of the voting power of the Company. A more complete description of the terms of the Series B Preferred Stock is included in Item 4 below, under the title Terms of Preferred Stock.

              The principal executive offices of the Company are located at 272 Route 206, Building B #1.1, Flanders, New Jersey 07836.

Item 2.       Identity and Background.

              The person filing this statement is Mr. Joel San Antonio, whose business address is c/o Warrantech Corporation ("Warrantech"), 300 Atlantic Street, Stamford, Connecticut 06901. Mr. San Antonio is the Chairman of the Company and the President, Chief Executive Officer and the Chairman of the Board of Directors of Warrantech (Nasdaq Symbol: WTEC), a business services company with a core business in the administration of warranties and extended warranties.

              Mr. San Antonio has not during the last five years been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), nor been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Mr. San Antonio is a citizen of the United States.

Item 3.       Source and Amount of Funds or Other Consideration.

              All funds used to purchase shares of Series B Preferred Stock have come directly from Mr. San Antonio's personal funds.

Item 4.       Purpose of the Transaction.

              The acquisition of the shares of Series B Preferred Stock have been made for the purposes described in Proposal 3 of the Company's Proxy Statement for its 1998 Annual Meeting (the "Proxy Statement") at which the Stock Purchase Agreement and the transactions contemplated thereby, were approved. The text of Proposal 3 is set forth below (capitalized terms not defined below contain the meanings set forth in the Proxy Statement, and references to Exhibits refer to exhibits to the Proxy Statement):

                                   PROPOSAL 3

          ISSUANCE OF SERIES B CONVERTIBLE REDEEMABLE PREFERRED STOCK,
                  CHANGE IN CONTROL AND NEW BUSINESS OPERATIONS

         On March 4, 1998, the Corporation entered into a Stock Purchase Agreement ("Agreement"), conditioned upon the approval of the Corporation's stockholders, with Mr. Joel San Antonio and certain other individuals (the "Initial Purchasers") whereby the Initial Purchasers will acquire an aggregate of 765,000 shares of a newly created Series B Convertible Redeemable Preferred Stock, par value $.01 per share. Thereafter the Initial Purchasers will endeavor to establish for the Corporation new business operations in the insurance sector, more specifically the property and casualty specialty insurance markets. Mr. San Antonio, who has many years experience in these sectors, is in the process of exploring a number of specialty insurance opportunities for the development of new business operations. A copy of the Agreement is annexed to this Proxy Statement as Exhibit B. The description of the Agreement contained herein is supplemented by reference to the Agreement.

         The Agreement provides for Mr. San Antonio to subscribe for 710,000 shares of Series B Convertible Redeemable Preferred Stock at $0.10 per share, a total consideration of $71,000 and Messrs. Glime, Hutchins and Aber to subscribe for 25,000, 15,000 and 15,000 shares, respectively, of Series B Convertible Redeemable Preferred Stock at the same price per share. Pursuant to the Agreement, the Corporation will pay certain expenses of the Initial Purchasers in connection with the Transaction, which expenses are currently estimated to be approximately $50,000, for legal expenses. In addition, the Corporation would issue 50,000 shares of Series B Convertible Redeemable Preferred Stock to Alan Zuckerman as compensation for his assistance to the Corporation in the identification and review of business opportunities and this Transaction and for his assistance in bringing the Transaction to fruition. Additionally, the Corporation would issue 10,000 shares of Series B Convertible Redeemable Preferred Stock to James Fyfe for his work in bringing this Transaction to fruition. If Proposal 3 is approved, these issuances would dilute the voting rights of existing stockholders by approximately 57%.

         A majority of the votes cast by the holders of Common Stock is required for approval of this Proposal 3. Abstentions and shares underlying broker non-votes will not be counted as votes cast and accordingly will have no effect on this Proposal 3.

         Business Strategy

         If this Proposal is approved, Mr. San Antonio's initial goal will be to complete the development of a comprehensive strategic and operational business plan for the Corporation and to secure the services of a quality management team. In connection with this process, Mr. San Antonio has agreed to act as Chairman of the Corporation and Mr. Hutchins has agreed to act as President of the Corporation. The following description represents Mr. San Antonio's current plans for the Corporation, which are subject to change as business necessities require during the course of implementation. No assurances can be given that Mr. San Antonio will be successful in implementing his business plan as currently envisioned.

         Mr. San Antonio's plans for the Corporation involve having the Corporation enter into insurance and/or insurance-related businesses. The thrust of the Corporation will be to optimize spread of risk and seek "niche" business opportunities that do not fit what is often referred to in the industry as "mainstream" business. The Corporation may also explore opportunities for "fronting" insurance for service contract business and other property and casualty insurance business, whereby all or a portion of the risk of such policies written by the Corporation would be ceded to a reinsurer. As part of any such strategy the Corporation anticipates that it will reinsure heavily on a "quote share" or "pro-rata" basis with other operators with whom proposed new management has achieved successful business relationships in the past. In "quote share" or "pro-rata" reinsurance, one or more reinsurers bears an agreed upon proportion of the specified risk, rather than a fixed dollar amount of risk or the excess above a fixed dollar amount of risk.

         In connection with the implementation of these strategies, it may become necessary for the Corporation to become licensed in one or more states in order to enable it to conduct operations. No assurances can be given that the Corporation will be able to obtain such licenses.

         The Corporation does not presently anticipate dealing with insurance products in the worker's compensation, personal insurance or environmental insurance product areas. The Corporation presently anticipates that its marketing efforts in the property and casualty sectors of the insurance market will focus on operating on a conservative basis using both facultative and treaty reinsurance support to minimize its exposure. Facultative reinsurance generally involves a reinsurer agreeing to bear the risk of loss over a specified dollar amount for a specified risk. Treaty reinsurance generally involves a reinsurer agreeing to bear a portion of the risk associated with a specified category or "book" of business, and may be done on an excess or quote share basis. As part of this strategy, the Corporation may consider direct selling, brokerage and agency produced business and may evaluate potential opportunities to participate in the reinsurance sector of commercial property and casualty insurance on both a "quote share" and "excess" basis.

         The Corporation currently anticipates that business development and future market growth will be concentrated on "short tail" casualty business and package product lines, primarily focused in the retail/service industry marketplace. "Short tail" casualty business provides for coverage during the term of the policy or within a relatively short period, as distinguished from "long-tail" business, such as occurrence-based policies, in which the insurer is obligated to make payment, whether or not the policy has expired, as long as the insurable injury occurred during the term of the policy. Examples of "long tail" insurance include worker's compensation, medical malpractice and products liability insurance for products with long lives, such as automobiles and airplanes. The Corporation anticipates that it will seek short tail business because of the relatively greater availability of reinsurance and lower reinsurance costs, and the relatively greater certainty, predictability and ability to price policies and reinsurance policies associated with short tail business. An example of short-tail business on which the Corporation might concentrate is retail and wholesale products liability for consumer products that have limited useful lives. In addition the Company anticipates that it will provide package product lines, that is, insure service contracts for products that have a limited useful life on a claims made basis for a term of no greater than three years. If successfully developed, the customer base generated by these segments could become a source to seek out other property and casualty insurance business opportunities.

         As part of its overall business plan, the Corporation may pursue other and different business activities than those described above, but it has no current plans to do so.

         The description of the Corporation's proposed new business operations and intended strategy after the Transaction are forward-looking statements under
Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy or anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements herein. Important factors that could contribute to such differences include changes in economic and market conditions, and regulatory changes in the insurance business, as well as the other factors described herein.

         Terms of Preferred Stock

         The following summarizes the terms of the Series B Convertible Redeemable Preferred Stock, which terms are more fully set forth in the Certificate of Designation annexed hereto as Exhibit C. The Series B Convertible Redeemable Preferred Stock would carry a zero coupon and each share of the Series B Convertible Redeemable Preferred Stock would be convertible into ten shares of the Corporation's Common Stock. The holder of a share of the Series B Convertible Redeemable Preferred Stock would be entitled to ten times any dividends paid on the Common Stock. Mr. San Antonio would assume control of the Corporation as the holder of such 710,000 shares of Series B Convertible Redeemable Preferred Stock, since the Series B Convertible Redeemable Preferred Stock will have ten votes per share and vote as one class with the Common Stock. Accordingly, Mr. San Antonio, with over 49% of the voting power, will almost by himself have sufficient voting power to elect all of the Board of Directors. However, the Initial Purchasers of the Series B Convertible Redeemable Preferred Stock, including Mr. San Antonio, would be required to vote in favor of Mr. Fyfe or his designee as a director of the Corporation through June 30, 2000.

         Pursuant to the terms of the Agreement and the Certificate of Designation, from March 31, 2000 to June 30, 2000, the Corporation would have the right to repurchase or redeem such shares of Series B Convertible Redeemable Preferred Stock from the holders for a total consideration of $.10 per share ($76,500 in the aggregate) unless, during the period from the date of the closing of the Transaction through March 31, 2000:

          (i) the Corporation's shares of common stock maintain a minimum closing bid price of not less than $2 per share on a public market during a period of any 10 consecutive trading days, and either

          (ii) the Corporation raises a minimum of $2.5 million of new equity capital through a placement of Common Stock, or

          (iii)the Corporation has net revenues of at least $1 million in any fiscal quarter through the fiscal quarter ending March 31, 2000 (collectively, the "Trigger Conditions").

          Mr. Fyfe or the director designated by Mr. Fyfe will have the ability to determine if the Corporation will elect to exercise this redemption right on behalf of the Corporation.

         Each Series B Convertible Redeemable Preferred Share would be convertible into ten shares of Common Stock. Upon liquidation, the Series B Convertible Redeemable Preferred Stock would be junior to the Corporation's Series A Preferred Stock and would share ratably with the Common Stock with respect to liquidating distributions.

         There can be absolutely no assurance that any business plan implemented by Mr. San Antonio would be successful or that the Corporation would be successful in obtaining necessary licensing. Furthermore, while the Corporation would have the right to redeem the Series B Convertible Redeemable Preferred Stock if such business plan is not successful (as measured by the Trigger Conditions), there can be absolutely no assurance that the Corporation would have sufficient funds to redeem the Series B Convertible Redeemable Preferred Stock or that the Corporation will not otherwise be damaged or insolvent if such business plan fails so that the redemption right would not be available or viable.

Item 5.       Interest in Securities of the Issuer.

           Based upon the information set forth in the Proxy Statement, there were 6,105,271 shares of Common Stock outstanding on April 17, 1998, with each share of Common Stock having one vote per share. As of May 18, 1998, 825,000 shares of Series B Preferred Stock were issued, including 710,000 shares of which Mr. San Antonio is the beneficial owner. Mr. San Antonio's beneficial ownership includes 600,000 shares issued to Mr. San Antonio, 25,000 shares issued to Jonathan San Antonio, 25,000 shares issued to Brandon San Antonio, 50,000 shares issued to Valerie San Antonio, 5,000 shares issued to Lorraine San Antonio and 5,000 shares issued to Randall San Antonio. Each share of Series B Stock is entitled to ten votes per share; accordingly, Mr. San Antonio is the beneficial owner of 86% of the class of Series B Preferred Stock, and over 49% of the voting power of the Company's voting stock. Mr. San Antonio has sole power to vote and to direct the disposition of 600,000 shares of Series B Preferred Stock and has shared power to vote and direct the disposition of 110,000 shares of Series B Preferred Stock beneficially owned by him. The only transaction effected by Mr. San Antonio in the Company's Common Stock or Preferred Stock during the past 60 days was the purchase of the 710,000 shares of Series B Preferred Stock pursuant to the Stock Purchase Agreement in a negotiated transaction with the Company, for which this Schedule 13D is being filed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           The Series B Preferred Stock have been purchased pursuant to the Stock Purchase Agreement.

Item 7.    Materials to be Filed as Exhibits.

           The Stock Purchase Agreement is incorporated by reference to Exhibit B of the Proxy Statement.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        May 27, 1998

                                   /s/ Joel San Antonio
                                       _________________
                                       Joel San Antonio




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).